Filed Pursuant to Rule 253(g)(2)

File No. 024-11178

Supplement No. 1 to Offering Circular Dated January 4, 2022

Collectable Sports Assets, LLC

SERIES #GRIFFEY89UPPERDECKSGCGOLD

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

914-372-7337

www.collectable.com

January 10, 2022

This Post-Qualification Offering Circular Supplement No. 1 (this “Supplement No. 1”) amends the offering circular of Collectable Sports Assets, LLC (the “Company”), dated and filed with the Securities and Exchange Commission on January 4, 2022, as qualified on January 4, 2022, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

This Supplement No. 1 relates to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,800 Interests (“Units”) in #GRIFFEY89UPPERDECKSGCGOLD (the “Series”) at an offering price of $10.00 per unit for gross proceeds of up to $18,000 on a “best efforts” basis.

Incorporation by Reference of Offering Circular

This Supplement No. 1 should be read in conjunction with the Offering Circular, which is incorporated herein by this reference, and is qualified by reference to the Offering Circular, except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

The purpose of this Supplement No. 1 is to disclose a reduction in the volume of securities being offered in the Series from a minimum number of Units of 1,800 to 1,550 and from a maximum number of Units of 2,000 to 1,800.

Cover Page of Offering Circular

As a result of the changes described above, the information with respect to the Series that appears within the chart that appears on the cover page of the Offering Circular will be replaced with the following:

Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions	Number of Units	Proceeds to Issuer	Proceeds to Other Persons

#GRIFFEY89UPPERDECKSGCGOLD	Per Unit	$10.00	$0.10
	Total Minimum	$15,500	$1,142*	1,550	$0	$15,500
	Total Maximum	$18,000	$1,180*	1,800	$0	$15,500

*	To be paid by Manager rather than the Series

Use of Proceeds and Description of Underlying Asset

As a result of the changes described above, the information that appears on the pages 477-478 (“Use of Proceeds - #GRIFFEY89UPPERDECKSGCGOLD”) of the Offering Circular with respect to the Series will be replaced with the following:

SERIES #Griffey89UpperDeckSGCGold

Ken Griffey Jr. 1989 Upper Deck #1 SGC 10

Use of Proceeds - SERIES #Griffey89UpperDeckSGCGold

The following illustrates the estimated use of proceeds of this Offering (including from Series #Griffey89UpperDeckSGCGold Interests acquired by the Manager) if the Total Minimum ($15,500) is raised in this Offering and the amount paid by the Series for the asset is $15,500.

	Dollar Amount		Percentage of Gross Cash Proceeds
Uses
Asset Cost		$15,500	91.94%
Broker Dealer & Escrow (1)	$	*	0.00%
Legal		$0	0.00%
Marketing & Re-Authentication		$0	0.00%
Offering Expenses		$0	0.00%
Acquisition Expenses (Insurance, Maintenance, Transport)		$0	0.00%
Sourcing Fee (cash portion)(2)		$0	0.00%
Total Fees and Expenses		$0	0.00%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)		$0	0.00%
Total Proceeds		$15,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Broker-Dealer fee in this case is $1,242, which is being paid directly by the Manager. The Escrow Fee is $100 per Series and also is being paid directly by the Manager.
(2)	The Manager has elected to receive its entire Sourcing Fee ($1,860) in units (186). The Manager is required to purchase and will purchase 0.5% of the Offering (8 units) purchase. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/28/2021
Expiration Date of Agreement	3/31/2022
Selling Entity	Unaffiliated Seller(1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	12%
Sourcing Fee Payable in Cash	0%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

Except as expressly set forth herein, the Company’s offerings of Series, as described in the Offering Circular, as amended or otherwise supplemented, remains unchanged.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 12 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is January 10, 2022.

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